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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 KCS Energy Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    48243420
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP No. 48243420

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Warburg Pincus Asset Management, Inc.
                  13-2673503

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                       5.     SOLE VOTING POWER          1,675,600

NUMBER OF              6.     SHARED VOTING POWER          477,500
SHARES
BENEFICIALLY
OWNED BY
EACH                   7.     SOLE DISPOSITIVE POWER     2,209,800
REPORTING
PERSON                 8.     SHARED DISPOSITIVE POWER           0
WITH


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,209,800

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*     [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      7.52%

12.      TYPE OF REPORTING PERSON*

                  Investment Advisor


                                *SEE INSTRUCTION

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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Amendment No.:                                            Date:   1/13/98

Item 1 (a)        Name of issuer:         KCS Energy Inc.

Item 1 (b)        Address of issuer's principal executive offices:

                         379 Thornall Street
                         Edison, NJ  08837-2225

Item 2 (a)        Name of person filing:

                         Warburg Pincus Asset Management

Item 2 (b)        Address of principal business office:

                         466 Lexington Avenue
                         New York, NY  10017

Item 2 (c)        Citizenship:      United States

Item 2 (d)        Title of class of securities:      Common Stock

Item 2 (e)        Cusip No.:        48243420

Item 3            Type of Person: Investment Advisor

Item 4 (a)        Amount beneficially owned:      2,209,800

Item 4 (b)        Percent of class: 7.52%

Item 4 (c)        (i)   sole power to vote:                  1,675,600
                  (ii)  shared power to vote:                  477,500
                  (iii) sole power to dispose:               2,209,800
                  (iv)  shared power to dispose:                     0

Item 5   Ownership of 5 percent or less of a class:      Not Applicable

Item 6   Ownership of more than 5 percent on behalf of another
                  person: Warburg Pincus Asset Management, Inc. serves as Investment Advisor to many accounts. The securities which are the subject of this report are owned by our accounts. None of these accounts, individually, own more than 5% of the securities which are the subject of this report.

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Item 7   Identification and classification of subsidiary:     Not Applicable



Item 8   Identification and classification of members of
         the group:     Not Applicable

Item 9   Notice of dissolution of the group:    Not Applicable

Item 10  Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                           /s/ Linda S. Iovan
                                      --------------------------------
                                              Linda S. Iovan
                                              Vice President


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